WOLLMUTH MAHER & DEUTSCH LLP

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04035444

May 27, 2004

SEC MAIL PROCESSING
MAY 28 2004
WASH. DC

The Office of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 5th Street North West
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

Dear Sirs:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed a copy of one (1) announcement released to the London Stock Exchange on May 25, 2004.

We would appreciate receiving acknowledgment of your receipt of this information by date stamping the second copy of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Yours sincerely,

By: Debra M. Burg
Debra M. Burg
Authorized Representative

Enclosures

PROCESSED
JUL 13 2004
THOMSON FINANCIAL

dlw 7/13

Released: Tuesday 25 May 2004

Marks and Spencer Group plc
Preliminary Results Announcement
Year ended 3 April 2004

HIGHLIGHTS

GROUP

- Underlying Group profit before tax* up 6.0% to £805m (£763.2m for 52 weeks)
- Adjusted earnings per share* up 6.0% to 24.7 pence per share
- Final dividend of 7.1 pence per share, up 9.2%. Full year dividend 11.5p, up 9.5%
- Group operating cash flow of £1,066.5m, before pension contribution of £400m

UK RETAIL

- Sales up 3.8% to £7.3bn (up 1.9% to £7.2bn on a 52 week basis)
- Underlying operating profit* up 19.3% to £768.0m (up 13.1% on 52 week basis)

MONEY

- 2.1 million '&more' credit card accounts, with 2.7 million cardholders

*excluding the effect of exceptional items

	53 weeks 2004 £m	52 weeks 2004 £m	52 weeks 2003 *Restated*** £m	53 weeks % inc/ (dec)	52 weeks % inc/ (dec)
Turnover	8,301.5	**8,154.8**	8,019.1	3.5	**1.7**
Pre-exceptional results					
Operating profit	866.0	**822.9**	773.0	12.0	**6.5**
Profit before tax	805.0	**763.2**	759.5	6.0	**0.5**
Earnings per share	24.7p	**23.4p**	23.3p	6.0	**0.4**
Post-exceptional results					
Operating profit	823.9	**780.8**	729.1	13.0	**7.1**
Profit before tax	781.6	**739.8**	715.7	9.2	**3.4**
Earnings per share	24.2p	**22.9p**	21.8p	11.0	**5.0**

** Restated to reflect the adoption of FRS 17 'Retirement Benefits' and FRS 5 Application Note G 'Revenue Recognition', further details of which are provided in Note 1 to the attached preliminary financial statements.

Chairman, Luc Vandevelde commented:

We have delivered financial performance which I would describe as 'solid' but clearly we are not satisfied with our sales progress. The market share gains that we had hoped to achieve were not delivered. However, we did increase our share in Menswear, Lingerie, per una and women's casualwear and held share in Food. In addition, we are continuing to focus on improving choice and value, the appeal of our stores and the efficiencies of our operations.

This year we have seen good progress towards widening the Marks & Spencer offering, to reach out to more customers and create new sources of growth for the Group with the opening of the first Marks & Spencer Lifestore, development of Financial Services and the continued roll-out of Simply Food.

In view of our financial performance over the last year, I am pleased to propose a final dividend per share of 7.1 pence, up 9.2% compared to last year, giving a full year dividend of 11.5 pence per share.

Roger Holmes, Chief Executive said:

Whilst we established new areas of growth in Money and Home this year, the initial surge in the recovery of our Clothing and Food business faltered. Our Clothing share declined by 0.2% reflecting under-performance in Womenswear, particularly knitwear, and Childrenswear. We held market share in Food last year benefiting from the roll-out of our Food only stores, although like-for-like progress declined in the second half. We are addressing these issues by taking action covering our products, supply chain, stores and ways of working.

In Clothing we have strengthened the team, particularly in Womenswear, to deliver our key priorities of improved ranges, choice and value. This includes the major expansion of Limited Collection, a new approach to our 'smartwear' offer, which will arrive in 66 stores from September 2004. We are delivering greater choice to customers in 90 stores, building on the success of initial trials. And we will make Womenswear sales floors easier to shop, to give the same clarity that we have achieved in Menswear.

Following the significant shift of our production overseas we are now focusing on the second phase of our supply chain development. This will include further rationalisation, an increase in direct sourcing and the elimination of duplication in our logistics network. We will continue to re-invest part of our sourcing gains in lower prices, particularly in the entry price points to each range.

In Food we will develop our appeal and reduce reasons for customers to visit elsewhere by delivering our existing plans for Simply Food and continue to renew at least 30% of our food range during the year, particularly for special events. We will also highlight the unique qualities of our offer through more effective communication and a clearer promotional programme.

In stores our immediate focus will be to redevelop our existing city centre and high street stores and we will be trialling new concepts for these in the coming year.

We have plenty of opportunity to make the business more efficient. We will be accelerating our Retail Change Programme in stores and reducing Head Office costs.

We are committed to continue to extend the accessibility of our Simply Food offer and will communicate our plans later this year. We will also extend the reach of our '&more' card and open a further Marks & Spencer Lifestore in Kingston, followed by one in Thurrock. In addition, since the year end, we have agreed heads of terms on a 192,000 square foot site on a 35 year lease at the Broadmead Shopping Centre, Bristol.

In summary, we still have a lot to do but I am confident that we can succeed. I am supported by a talented management team and committed colleagues from across the business. We share a passion to see Marks & Spencer thrive and believe that our plans can put the business on a more secure footing.

OPERATING REVIEW

Group Summary

Turnover (excl. VAT and sales taxes)	53 weeks 2004 £m	52 weeks 2004 £m	52 weeks 2003 *Restated* £m	53 weeks % inc/ (dec)	52 weeks % inc/ (dec)
Retailing					
UK Retail	7,293.7	**7,159.8**	7,027.1	3.8	**1.9**
International Retail	677.8	**665.0**	662.1	2.4	**0.4**
	7,971.5	**7,824.8**	7,689.2	3.7	**1.8**
Financial Services	330.0	**330.0**	329.9	-	**-**
	8,301.5	**8,154.8**	8,019.1	3.5	**1.7**

Operating profit before exceptional items	53 weeks 2004 £m	52 weeks 2004 £m	52 weeks 2003 *Restated* £m	53 weeks % inc/ (dec)	52 weeks % inc/ (dec)
Retailing					
UK Retail	768.0	**728.1**	643.8	19.3	**13.1**
International Retail	47.4	**44.2**	42.8	10.7	**3.3**
	815.4	**772.3**	686.6	18.8	**12.5**
Financial Services	50.6	**50.6**	86.4	(41.4)	**(41.4)**
	866.0	**822.9**	773.0	12.0	**6.5**
Profit before tax and exceptional items	805.0	**763.2**	759.5	6.0	**0.5**
Earnings per share	24.2p	**22.9p**	21.8p	11.0	**5.0**
Adjusted earnings per share	24.7p	**23.4p**	23.3p	6.0	**0.4**

The results have been prepared using the same accounting policies as stated in last year's annual report with the exception of those policies that have been amended by the adoption of FRS 17 'Retirement Benefits' and FRS 5 Application Note G 'Revenue Recognition'. Where relevant, comparatives have been restated.

The reporting period for this financial year covers the 53 weeks to 3 April 2004, whereas the prior period covers the 52 weeks to 29 March 2003. For comparative purposes, the commentary that follows, in so far as it relates to the profit and loss account, is provided on a 52 week basis (to 27 March 2004 and 29 March 2003).

Retailing

UK Retail

Turnover, including VAT, was up 1.8% on last year, down 0.4% on a like-for-like basis. The quarterly and half yearly sales performance for the 52 week period is set out below:

Actual increase / (decrease) on last year	**Q1*** %	**Q2*** %	**H1*** %	**Q3** %	**Q4** %	**H2** %	**FY** %
Clothing	3.9	1.3	2.8	(3.3)	(2.5)	(3.1)	(0.5)
Home	1.6	(1.7)	0.2	(5.1)	(13.7)	(7.6)	(4.6)
General Merchandise	3.7	1.0	2.6	(3.6)	(3.9)	(3.7)	(1.0)
Food	8.1	5.4	7.0	4.7	4.3	4.6	5.7
Total	**5.6**	**2.9**	**4.4**	**(0.4)**	**(0.1)**	**(0.3)**	**1.8**

Like-for-like increase / (decrease) on last year	**Q1*** %	**Q2*** %	**H1*** %	**Q3** %	**Q4** %	**H2** %	**FY** %
General Merchandise	3.1	0.4	2.0	(4.5)	(5.2)	(4.7)	(1.8)
Food	5.1	1.6	3.5	0.7	(1.4)	-	1.6
Total	**4.0**	**0.9**	**2.6**	**(2.5)**	**(3.4)**	**(2.8)**	**(0.4)**

* Restated to reflect the adoption of FRS 5 Application Note G.

Total selling space increased by 433k sq ft to 12,782k sq ft (General Merchandise 9.1m sq ft and Food 3.7m sq ft). The increase in selling space arose as follows:

Footage increase / (decrease)	**Sq. ft '000**
Simply Food stores	120
Food stores	85
Lifestore	77
Outlet stores	19
Other new stores (Castlepoint and Speke)	106
Extensions in existing stores	73
Footage closures	(47)
Total	**433**

The weighted average footage for the period rose by 1.8 % (General Merchandise 0.8% and Food 4.2%).

The performance of Clothing for the year as a whole has been disappointing, with total Clothing sales down 0.5% on last year. Womenswear, in particular, has performed below expectations with a strong performance from per una and casualwear, held back by the performance in other areas. Elsewhere, Lingerie and Menswear performed ahead of last year until the last quarter when sales were marginally lower. Childrenswear has again been weak. Clothing market share for the year as a whole declined by 0.2 percentage points to 11.0%.

In Home, we are repositioning our offer and broadening our appeal to more customers. A pilot Marks & Spencer Lifestore was opened in Gateshead in February and new product introduced down the chain. Customers responded well to the Lifestore environment and were excited by the concept, but the product in some areas has been too contemporary and sales were down on last year. A second Marks & Spencer Lifestore is due to open in Kingston in the summer followed by one in Thurrock, taking forward the learnings in environment, product appeal and price.

In Food, we have maintained our market share over the year as a whole. We out-performed the market in the first half of the year, but our like-for-like performance was not as strong in the second half in a competitive sector. We continue to benefit from additional footage as we extend the reach of the Food offer. We opened 49 Food stores during the year, of which 40 are Simply Food stores, 10 in partnership with Compass. We remain on plan to open 500,000 square feet of new food space by March 2006. Like-for-like food inflation for the year was c.1%.

We are continuing to realise gains in our Clothing bought-in margin as a result of work on the supply chain and actions taken in previous years to increase overseas production and consolidate the supply base. For the year as a whole this delivered an improvement in the bought-in margin which was ahead of plan, helped by a weak dollar. Total markdown costs were marginally ahead of last year, offset by slightly lower shrinkage. Overall, the full year Clothing gross margin was 1.5 percentage points ahead of last year. We expect the bought-in margin in 2004/05 to be 0.75 percentage points ahead of this year, and remain on track to deliver a 3 percentage point improvement to the Clothing bought-in margin in the three years to 2005/06.

The Food gross margin for the full year was 0.5 percentage points ahead of the same period last year. The improvements seen in Food waste in the first half were negated in the second half as a result of the weaker sales performance and, for the year as a whole, waste as a per cent to sales was in line with last year.

Logistics costs of £310m, which are included in cost of sales, were broadly in line with the same period last year. The changes to the general merchandise logistics operation, which were announced at the end of last year, were completed during the first half of the year. Ten distribution centres are now operated by two contractors, Exel and Christian Salvesen. These new arrangements will generate ongoing annual savings of approximately £20m, of which £11.5m have been realised in the second half of the year. Alongside the change of contractors, progress was made in acquiring the assets used in the distribution network. We have purchased six warehouses, in addition to one we already owned, and agreed leases on three more, incurring capital expenditure of £78.1m.

UK Retail operating costs of £1,835m, excluding exceptional charges, increased by 1.2% over last year:

- employee costs decreased by 1.3% to £912.8m; within this, performance bonuses for management and store staff were down £29m on last year;
- property, repair and renewal costs of £323.6m decreased by 3.4%;
- depreciation was £227.3m, an increase of 4.4%; and
- other operating costs of £371.3m increased by 10.7%. This was largely due to costs incurred in improving business efficiency and supporting the growth initiatives of Simply Food, Home and Loyalty.

Including logistics costs, operating expenses have increased by 1.0% on last year. Underlying UK Retail operating expenses, which exclude the incremental costs of the growth initiatives, were down 1.3%.

During the year, £19.6m of revenue costs were incurred in connection with the relocation of the Head Office and have been charged as exceptional operating costs. This represents a change from previously published guidance of £16m, as a landlord contribution has now been spread over the period to the first rent review in accordance with UITF 28 'Operating Lease Incentives'.

We have also provided £22.5m as an exceptional charge in connection with the Head Office restructuring programme which was announced prior to the year end. This represents the anticipated redundancy costs for 500 people relating to the first phase of the programme. The cost relating to the second phase of the programme will be provided for in 2004/05, again as an exceptional charge, once our plans are further developed. Further guidance will be given in due course.

International Retail

	At actual exchange rates			At constant exchange rates		
	52 weeks 2004 £m	52 weeks 2003 *Restated* £m	% inc/ (dec)	52 weeks 2004 £m	52 weeks 2003 *Restated* £m	% inc/ (dec)
Turnover						
Marks & Spencer branded businesses	426.2	390.5	9.1	416.1	390.5	6.6
Kings Super Markets	238.8	271.6	(12.1)	260.9	271.6	(3.9)
	665.0	**662.1**	**0.4**	**677.0**	**662.1**	**2.3**
Operating profit						
Marks & Spencer branded businesses	41.8	34.9	19.8	40.7	34.9	16.6
Kings Super Markets	2.4	7.9	(69.6)	2.7	7.9	(65.8)
	44.2	**42.8**	**3.3**	**43.4**	**42.8**	**1.4**

Turnover for the year in the Marks & Spencer branded businesses (Republic of Ireland, franchises and Hong Kong) increased by 9.1% (6.6% at constant exchange rates).

Operating profit for the Marks & Spencer branded businesses increased by 19.8% to £41.8m. In the Republic of Ireland, sales were ahead of last year and the performance of the three Simply Food stores opened during the year has been encouraging. The franchise business and our stores in Hong Kong suffered in the first quarter from the effects of SARS and the war in Iraq. However, following the end of the war and the removal of Hong Kong from the World Health Organisation's list of affected areas, trading conditions improved. More recently, trading conditions in Hong Kong have benefited from an increase in visitors from mainland China following a relaxation of border controls.

Turnover for the year at Kings Super Markets was 3.9% (at constant exchange rates) lower than the comparative period last year. On a like-for-like basis, which excludes the two stores closed at the beginning of the year, turnover was down 1.4%. The performance during the year was affected by local competition, a weak economy and uncertainty surrounding the disposal of the company, negotiations for which were terminated in August. Since then we have brought in new management who have been working to develop the business and drive financial performance, and we have seen an improvement in

the second half of the year with turnover down 0.5% on a like-for-like basis (first half down 2.3%).

Financial Services

Operating Profit	2004 £m	2003 £m	% inc / (dec)
Underlying Operating Profit	89.5	97.5	(8.2)
Credit Card launch impact	(58.6)	(25.0)	134.4
Marks & Spencer Money	30.9	72.5	(57.4)
Marks & Spencer Insurance	19.7	13.9	41.7
Total Financial Services	**50.6**	**86.4**	**(41.4)**

The most significant event for Financial Services this year was the October launch of the '&more' credit and loyalty card within Marks & Spencer Money. The total impact of the launch on Money profit for the year was £58.6m, in line with guidance. Underlying profit was £89.5m and was impacted by the transfer of £300m of balances to the new '&more' card and the costs of running the enlarged cards business. Profit within Marks & Spencer Insurance, our Guernsey captive, increased by £5.8m to £19.7m, due to a reversal in the performance of underlying investments year-on-year and a release of insurance reserves of £4.2m.

In Personal Loans, our focus was on maintaining net interest margin in an increasingly competitive market place. Also, during the critical period around the launch of the credit card, promotional activity was curtailed to avoid customer confusion. As a direct consequence new business reduced by 15%. However, our earlier decision to concentrate on Marks & Spencer customers, who are lower risk than the industry average, has meant that credit losses were substantially reduced, increasing net income from Personal Loans by 14% year-on-year.

By the end of the year the total amount of lending to customers had risen to £2.5bn, exceeding the previous peak of £2.3bn in 2001. Within this total, balances on card accounts had reached £1.2bn, almost twice the level at the end of last year.

The bad debt charge as a percentage of total customer balances was 2.4% for the year which is similar to the rate charged last year. Within the new credit card portfolio, levels of delinquency as well as bad debt and fraud losses to date were negligible. Using experience based on the Chargecard, a provision of just under 1% of balances has been established. As expected, the operating cost ratio climbed higher this year to reach a peak of 6.7% of average balances. This ratio will now reduce as the rate of investment in new capability declines.

Within Savings and Protection, overall trading profit was down £1.3m, driven by a fall of £3.5m in Life income. The launch in February of our new Mini Cash ISA product went well with new deposits of £325m by the end of the year. Other Savings and Protection products performed well, with an 18% increase to £104m in gross unit trust retail investment, and a three-fold increase in the number of travel insurance polices sold. Initial results from the motor insurance pilot were encouraging and the product was launched nationally in April 2004. A series of new product and regional distribution trials are also planned which if

successful will be rolled out during the year ahead.

Card and Loyalty Roll-out

This year saw the successful delivery of the largest project ever undertaken by Marks & Spencer Money, with the launch of the '&more' credit and loyalty card, which was delivered on time and within budget. Approximately 2.6 million Chargecard customers were given the option of converting to the '&more' credit card and of these, 1.7 million chose to accept the offer and activate the card. Those choosing not to activate the credit card have been retained as Chargecard customers. In addition, 380,000 new accounts were opened which was ahead of our range of expectations. According to recent Mori data, Marks & Spencer was ranked equal first in terms of new accounts issued across the UK credit card industry for the first quarter of 2004. At the end of March 2004, there were 2.1m customers with an '&more' credit card account. This makes us a top-ten credit card operator from a standing start.

Within six months of launch, the average balance per account had reached £448, with the percentage of balances bearing interest standing at 77% which is in line with the industry average. Initial data on the newly acquired customers, shows that they spend more in store than converted Chargecard customers. Early results from the loyalty programme, although still in its infancy, indicate that customers are not only spending their loyalty vouchers but also increasing their spend.

Net interest expense

Net interest expense was £45.8m (£44.5m on a 52 week basis) compared to £40.5m for last year. The average rate of interest on borrowings during the period was 5.3%.

Taxation

The tax charge reflects an effective tax rate for the full year of 30.1% before exceptional charges, compared to 28.7% last year. The rate last year is lower due to the favourable resolution of a number of open prior year issues with the Inland Revenue. In particular, the Revenue accepted that contributions to European subsidiary closure costs were tax deductible in the UK. This one off benefit resulted in a favourable adjustment which was reflected in the effective tax rate for last year.

Earnings per share

Adjusted earnings per share, which excludes the effect of exceptional items, has increased by 6% to 24.7 pence per share (23.4 pence per share on a 52 week basis, an increase of 0.4%).

Dividend

A final dividend of 7.1 pence (last year 6.5 pence) is proposed, making the total dividend for the year 11.5 pence (last year 10.5 pence), an increase of 9.5%.

Capital expenditure

Group capital additions for the year were £434m compared to £311m last year and our previously published guidance of £540m. The major components of the additions are analysed below.

Capital expenditure	2004 £m	2003 £m
New stores and extensions	118	81
Head Office relocation	40	-
Store renewal, refurbishment and new selling initiatives	44	96
Refrigeration equipment	39	45
IT equipment	40	25
Logistics	95	17
Other	32	39
UK Retail capital expenditure	**408**	**303**
International Retail	20	6
Money	6	2
Total Group capital expenditure	**434**	**311**

The increase in capital expenditure over last year reflects the acquisition of warehouses as part of the restructuring of the general merchandise logistics operation, together with expenditure relating to the pending relocation of Head Office. The decrease compared to previously published guidance is due to the timing of planned new developments and refurbishment of existing stores. Group capital expenditure for 2004/05 is expected to be in the region of £400m.

Balance sheet

Fixed assets have increased by £62.5m to £3,497.6m. Included within this are properties owned by the Group with a net book value of £2.2bn, of which £1.8bn was unencumbered. As a result of the pending relocation of Head Office, we have reviewed the carrying value of Michael House. This review indicated that there was a shortfall in estimated recoverable value compared to book value as a result of current market conditions. Accordingly, we have written down the carrying value and taken a £20m charge through the statement of total recognised gains and losses, as the property had previously been revalued.

Stock at the end of the year was £398.0m, an increase of £36.2m on the balance at the end of last year. Approximately £10m of the increase is due to the move towards direct sourcing of merchandise which results in the Group taking ownership of the stock earlier in the supply chain. Food stock has also increased by £10m due to the increase in footage and the proximity of Easter to the year end. The balance of the increase relates to Clothing and is a consequence of the weak sales performance in the fourth quarter. Action has been taken to clear this stock in the early part of the new financial year, with an appropriate provision made in these results.

Customer advances (net of provisions for bad debts) have increased by £436.5m since last year due to the launch of the '&more' credit and loyalty card in October.

Other debtors have decreased by £98.2m to £298.5m. This reduction is driven by the receipt, shortly after last year end, of deferred proceeds from the sale of our business in France and by a decrease in the level of prepaid pension contributions for the UK defined benefit pension scheme.

Cash and investments at the end of the year were £720.6m, an increase of £248.7m on the balance at the end of last year. This increase is largely driven by the receipt of cash ISA deposits shortly before the year end.

Creditors due within and after more than one year have increased in aggregate by £883.4m. This increase is largely due to an increase in gross borrowings of £413.9m, including £400m raised to fund an injection into the UK defined benefit pension scheme, and a £360.7m increase in customer deposits mainly driven by the successful launch of the Mini Cash ISA.

Provisions for liabilities and charges have decreased by £136.8m as we incurred further costs in connection with the closure of the European operations and the costs associated with rationalising the General Merchandise logistics operation which were provided for last year. In addition, there has been a significant decrease in the deferred tax liability as the £400m contribution to the UK pension scheme has resulted in a related deferred tax asset of £90m, representing the deductions from current tax that we expect to receive in future periods.

Capital structure

Additional funding arrangements have been put in place during the year in order to support the growth of Marks & Spencer Money. In August 2003, a three year Syndicated Loan Facility was signed which is used to provide surety and flexibility of funding and provide further back-up for the existing Commercial Paper programme.

In March 2004, we raised £400m through a 10 year Public Bond Issue under the existing Medium Term Note programme, at a fixed rate of 5.625%, in order to fund the contribution into the UK defined benefit pension scheme.

During the financial year 18,490,000 ordinary shares (representing 0.8% of the weighted average issued share capital of Marks and Spencer Group plc) were purchased in the market for a total cost of £52.9m, at a weighted average price of 286p.

On 25 September 2003 and 25 March 2004, 28,398,331 and 19,176,707 B shares respectively, were redeemed at par, at a total cost of £33.4m. Following this redemption, 121,244,763 B shares remain in issue. The next opportunity for redemption will be 27 September 2004.

Cash flow

The Group generated an operating cash inflow for the year of £666.5m (last year £1,168.7m). Within this, the cash inflow from retailing activities was £602.3m (last year £848.8m). A major factor in the reduction in operating cash flow was the year-on-year net increase in contributions paid to the UK defined benefit pension scheme of £357m, being the one-off injection of £400m in March 2004 offset by a year-on-year reduction in regular contributions to the scheme. This was partly compensated for by an improvement in working capital.

The cash inflow from Financial Services activities was £64.2m (last year £319.9m). Within this, the growth in customer ISA cash deposits, together with other favourable working capital movements, has more than compensated for the cash outflow required to fund the growth in customer advances following the launch of the '&more' card.

During the period, the Group acquired tangible fixed assets totalling £433.5m (last year £311.0m). After taking into account the timing of payments, the cash outflow for capital expenditure was £428.8m (last year £324.5m). During the year, the Group received £126.2m (last year £25.0m) from the sale of properties.

Acquisitions and disposals include a net inflow of £51.3m, being deferred proceeds following the sale of stores in France to Galeries Lafayette less agreed adjustments under the terms of sale agreement.

At the end of the period, net debt was £1,994.7m, an increase of £163.3m, giving rise to retail gearing of 44.7% (last year 53.0%) including the net post-retirement liability.

Pensions

At the end of last year, we reported that the FRS 17 valuation of the Group's UK defined benefit pension scheme showed a deficit of £1.2bn (£0.9bn after deferred tax) and announced that we would bring forward the next formal actuarial valuation of the scheme.

In March 2004 we announced the results of this valuation which recorded a shortfall of £585m. We have subsequently made a cash contribution of £400m to the scheme, demonstrating our commitment to ensuring that the scheme is adequately funded and providing reassurance to scheme members.

At the same time, we announced the adoption of accounting standard FRS 17 for this financial year. The impact of adopting FRS 17 on the profit and loss account charge for the UK scheme, together with what the charge would have been under the previous policy based on SSAP24, is as follows:

	Year ended 3 April 2004		Year ended 29 March 2003	
	FRS17 £m	SSAP 24 £m	FRS17 £m	SSAP 24 £m
Operating cost	117*	175*	122	136
Other finance (income) / charges	14	-	(27)	-
Net charge before tax	131	175	95	136

*The operating cost charge for the year ended 3 April 2004 is marginally less than indicated previously as actual pensionable salaries for the year were lower than anticipated.

The FRS 17 charge for the year for the Group as a whole was £139.0m compared to a restated £104.8m last year. As a consequence of adopting FRS 17, a deficit of £470m net of deferred tax (£670m before tax) at 3 April 2004 is reflected on the Group's balance sheet.

International Financial Reporting Standards

It will become mandatory for all EU listed companies to report their consolidated financial statements under International Financial Reporting Standards ('IFRS') from 2005 onwards. This will apply to the Group for its 31 March 2006 year end. We have set up a programme to ensure compliance with IFRS is met. We have identified that the greatest impact on the Group is likely to be changes in the accounting treatment for property, share-based payments, financial instruments and software capitalisation.

Guidance for 2004/05

- The planned opening of new footage, plus the annualisation of footage opened in 2003/04, will add c.2% sales contribution to Clothing and c.5% to Food, on a weighted average basis.

- We anticipate further improvements in the Clothing bought-in margin of approximately 0.75 percentage points. We remain on track to deliver a total of 3 percentage points improvement to the Clothing bought-in margin in the 3 years to 2005/06.

- UK retailing operating costs, including logistics, but excluding any accrual for performance related bonuses, will increase by 5%. The investment in new footage, including the annualisation of costs associated with footage opened in 2003/04, will account for over 4% of this increase.

- If performance proves to be in line with business plans agreed by the Board, a bonus provision will be made. Guidance, reporting the impact on operating costs, will be given at the appropriate time.

- The revenue costs of the Head Office move to Paddington Basin will be c.£10m, compared to £19.6m incurred this year. These costs will be treated as exceptional.

- The Head Office restructuring programme, recently announced, will incur termination costs that will be treated as exceptional. We have made a provision of £22.5m for the cost relating to the first phase of approximately 500 roles in this financial year. The cost relating to the second phase of the programme will be provided for in 2004/05.

- The effect of the continued development of the '&more' credit and loyalty card business will be to reduce the impact of the credit card launch on Financial Services profits by c.£20m, from £58.6m this year to c.£40m in 2004/05.

- The effective tax rate is estimated to be c.31%, compared to a rate for 2003/04 of c.30%.

- FRS 17 has been adopted for the first time in this year's financial statements. We anticipate the charge to operating profit for the UK defined benefit scheme to be broadly similar to 2003/04 (at c.£117m). We estimate a net charge to interest relating to FRS 17 in 2004/05 of c.£10m, taking into account the funding cost of the £400m public issue.

- Group capital expenditure for 2004/05 will be c.£400m.

For further information, please contact:

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Marks & Spencer Corporate Press Office: 020 7268 1919

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Statements made in this announcement that look forward in time or that express management's beliefs, expectations or estimates regarding future occurrences and prospects are "forward-looking statements" within the meaning of the United States federal securities laws. These forward-looking statements reflect Marks & Spencer's current expectations concerning future events and actual results may differ materially from current expectations or historical results. Any such forward-looking statements are subject to various risks and uncertainties, 'risk factors', inherent in the business, including: changes in political and economic conditions, financial and equity markets, or legislation and regulation; increased competitive influences (e.g. price), changes to sector formations (e.g. consolidation or fragmentation) or a downturn in the retail or financial services sectors; inaccurate predictions of our customer lifestyle preferences and failure to interpret them in the products and services we offer; changes in the level of customer footfall or spending habits; occurrence of product related failure or contamination; effectiveness of our brand awareness and marketing programmes to promote relevance to our current and potential customers; adverse impact on our supply chain, stores or business operations as a result of acts of war, terrorism or natural catastrophe; dependency on a major supplier of merchandise or support services; and disruption to information systems or IT infrastructure. This list should not be considered an exhaustive statement of all potential risks and uncertainties

Consolidated profit and loss account

		53 weeks ended 3 April 2004			52 weeks ended 29 March 2003		
	Notes	**Before exceptional items £m**	**Exceptional items (note 5) £m**	**Total £m**	Before exceptional items As restated £m	Exceptional items (note 5) £m	Total As restated £m
Turnover	2	8,301.5	-	8,301.5	8,019.1	-	8,019.1
Operating profit	3	866.0	(42.1)	823.9	773.0	(43.9)	729.1
Profit on sale of property and other fixed assets	5B	-	18.7	18.7	-	1.6	1.6
Loss on sale / termination of operations:	5B						
Loss arising on sale / termination		-	(26.8)	(26.8)	-	(12.3)	(12.3)
Less provision made in 2001		-	26.8	26.8	-	10.8	10.8
Net loss on sale / termination of operations		-	-	-	-	(1.5)	(1.5)
Net interest expense	4	(45.8)	-	(45.8)	(40.5)	-	(40.5)
Other finance (charges) / income		(15.2)	-	(15.2)	27.0	-	27.0
Profit / (loss) on ordinary activities before taxation		805.0	(23.4)	781.6	759.5	(43.8)	715.7
Taxation on ordinary activities	6	(242.0)	12.7	(229.3)	(217.9)	9.1	(208.8)
Profit / (loss) on ordinary activities after taxation		563.0	(10.7)	552.3	541.6	(34.7)	506.9
Minority interests (all equity)		-	-	-	0.4	-	0.4
Profit / (loss) attributable to shareholders		563.0	(10.7)	552.3	542.0	(34.7)	507.3
Dividends (including dividends in respect of non-equity shares)	8	(263.2)	-	(263.2)	(246.0)	-	(246.0)
Retained profit / (loss) for the period		299.8	(10.7)	289.1	296.0	(34.7)	261.3
Earnings per share	7			24.2p			21.8p
Diluted earnings per share	7			24.1p			21.5p
Adjusted earnings per share	7			24.7p			23.3p
Diluted adjusted earnings per share	7			24.6p			23.0p
Dividend per share	8			11.5p			10.5p

Consolidated statement of total recognised gains and losses

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 As restated £m
Profit attributable to shareholders	**552.3**	507.3
Exchange differences on foreign currency translation	(15.9)	3.4
Unrealised surplus / (deficit) on revaluation of investment properties	7.3	(0.8)
Impairment of previously revalued properties	(20.0)	-
Actuarial gains / (losses) net of tax	150.4	(627.9)
Total recognised gains and losses relating to the period	**674.1**	(118.0)
Prior year adjustments (See note 1)	**(928.3)**	
Total recognised gains and losses since last annual report	**(254.2)**	

Consolidated balance sheet

	As at 3 April 2004 £m	As at 29 March 2003 As restated £m
Fixed assets		
Tangible assets	3,497.6	3,435.1

Investments	10.0	29.7
	3,507.6	**3,464.8**
Current assets		
Stocks	398.0	361.8
Customer advances	2,452.4	2,015.9
Other debtors	298.5	396.7
Cash and investments	720.6	471.9
	3,869.5	**3,246.3**
Current liabilities		
Creditors : amounts falling due within one year	(1,884.7)	(1,710.9)
Net current assets	**1,984.8**	**1,535.4**
Total assets less current liabilities	**5,492.4**	**5,000.2**
Creditors : amounts falling due after more than one year	(2,519.6)	(1,810.0)
Provisions for liabilities and charges	(49.3)	(186.1)
Net assets before net post-retirement liability	**2,923.5**	**3,004.1**
Net post-retirement liability	**(469.5)**	**(895.8)**
Net assets	**2,454.0**	**2,108.3**
Capital and reserves		
Called up share capital	651.2	685.7
Share premium account	45.2	23.8
Capital redemption reserve	1,924.8	1,886.9
Revaluation reserve	356.4	370.6
Other reserve	(6,542.2)	(6,542.2)
Profit and loss account	6,018.6	5,683.5
Shareholders' funds (including non-equity interests)	**2,454.0**	**2,108.3**
Equity shareholders' funds	2,369.1	1,990.1
Non-equity shareholders' funds	84.9	118.2
Total shareholders' funds	**2,454.0**	**2,108.3**

Reconciliation of movement in shareholders' funds

	As at 3 April 2004 £m	As at 29 March 2003 As restated £m
Profit attributable to shareholders	**552.3**	**507.3**
Dividends	(263.2)	(246.0)
	289.1	261.3
Other recognised (losses) / gains relating to the year	(28.6)	2.6
Actuarial gains / (losses) net of tax	150.4	(627.9)
Purchase of shares held by employee trusts	(2.2)	(0.4)
New share capital subscribed	24.8	23.0
Amounts deducted from profit and loss account in respect of shares issued to the QUEST	-	(2.9)
Redemption of B shares	(33.4)	(158.0)
Purchase of own shares	(54.4)	(141.7)
Net increase / (decrease) in shareholders' funds	**345.7**	**(644.0)**
Opening shareholders' funds as previously stated	3,038.4	3,080.9
Prior year adjustment	(930.1)	(328.6)
Opening shareholders' funds as restated	2,108.3	2,752.3
Closing shareholders' funds	**2,454.0**	**2,108.3**

Consolidated cash flow statement

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 As restated £m
Cash inflow from operating activities before contribution to the pension fund (see note 9)	**1,066.5**	**1,168.7**
Contribution to the pension fund	(400.0)	-
Cash inflow from operating activities	**666.5**	**1,168.7**
Dividend received from joint venture	-	8.0
Returns on investments and servicing of finance		
Interest received	14.4	11.9
Interest paid	(61.2)	(51.3)
Non-equity dividends paid	(3.0)	(6.8)
Net cash outflow from returns on investments and servicing of finance	(49.8)	(46.2)
Taxation		
UK corporation tax paid	(216.3)	(212.0)
Overseas tax paid	(4.1)	(4.9)
Cash outflow for taxation	(220.4)	(216.9)
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(428.8)	(324.5)
Sale of tangible fixed assets	126.2	25.0
Purchase of fixed asset investments	(0.6)	(0.7)
Sale of fixed asset investments	9.3	5.8
Net cash outflow for capital expenditure and financial investment	(293.9)	(294.4)
Acquisitions and disposals		
Closure of operations	51.3	(10.8)
Sale of subsidiaries	-	(30.2)
Repayment of loan by joint venture	-	2.2
Cash inflow / (outflow) from acquisitions and disposals	51.3	(38.8)
Equity dividends paid	(247.1)	(225.4)
Cash (outflow) / inflow before management of liquid resources and financing	**(93.4)**	**355.0**
Management of liquid resources and financing		
Management of liquid resources (see note 9ii)	(89.0)	(46.9)
Financing (see note 9iii)	347.0	(712.3)
	258.0	(759.2)
Increase / (decrease) in cash	**164.6**	**(404.2)**

Reconciliation of net cash flow to movement in net debt

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 £m
Increase / (decrease) in cash	**164.6**	**(404.2)**
Cash outflow from increase in liquid resources	89.0	46.9
Cash (inflow) / outflow from (increase) / decrease in debt financing (see note 9iii)	(413.6)	431.4
Exchange and other movements	(3.3)	1.5
Movement in net debt	**(163.3)**	**75.6**
Opening net debt	(1,831.4)	(1,907.0)
Closing net debt	**(1,994.7)**	**(1,831.4)**

Notes

1. Basis of preparation

The results comprise those of Marks and Spencer Group plc and its UK and international subsidiaries for the 53 week period ended 3 April 2004 and have been prepared using accounting polices consistent with those adopted last year except for as noted below. This summary of results does not constitute the full Financial Statements within the meaning of s240 of the Companies Act 1985. The full Financial Statements have been reported on by the Group's auditors, but have not been delivered to the Registrar of Companies. The audit report was unqualified and did not contain a Statement under s237(2) or s237(3) of the Companies Act 1985.

Application Note G of FRS 5 'Revenue Recognition' has been adopted for the first time this year. The key areas affected by the adoption of the new guidance are as follows:

- a provision for customer returns has now been made representing the Group's cumulative estimate of the amount of merchandise sold during the year which will be returned and refunded in the following year;
- staff discounts, previously reported as part of employee costs, have been reclassified and are now deducted from turnover; and
- discounts provided to certain customers at Kings Super Markets, previously reported as a deduction from gross margin, have been reclassified as deductions from turnover.

These changes have been accounted for by way of a prior year adjustment and previously reported figures have been restated accordingly. The impact of adopting the new policy on the current financial year is to reduce turnover by £49.8m with a negligible impact on profit before tax. The impact of adopting the policy on the year ended 29 March 2003 was to reduce turnover by £58.1m and profit before tax by £3.4m.
The cumulative effect of this prior year adjustment on the balance sheet as at 29 March 2003 is an increase in the provision for customer returns of £32.1m, offset by a deferred tax asset of £9.5m giving rise to a decrease in reserves of £22.6m.

FRS 17 'Retirement Benefits' has also been adopted for the first time in these financial statements. Under FRS 17, the cost of providing retirement benefits to employees during the year is charged to operating profit. Included within other finance charge / income in the profit and loss account is an amount representing the expected return on scheme assets net of interest costs on scheme liabilities.

The difference between the market value of assets and the present value of accrued pension liabilities is shown as an asset or liability on the balance sheet, net of deferred tax. Differences between actual and expected returns on assets during the year are recognised in the statement of total recognised gains and losses, together with differences arising from changes in assumptions.
These changes have been accounted for by way of a prior year adjustment and previously reported figures have been restated accordingly. The impact of adopting the new policy on the current financial year is to increase profit before tax by £43.2m. The impact of adopting the policy on the year ended 29 March 2003 was to increase profit before tax by £41.6m.
The cumulative effect of this prior year adjustment on the balance sheet as at 29 March 2003 is an increase in the provision for retirement benefits of £1,249.3m, offset by a deferred tax asset of £373.8m, a decrease in pension assets of £42.7m and a reduction in the deferred tax liability of £12.5m, giving rise to a decrease in reserves of £905.7m.
Finally, Urgent Issues Task Force 38 'Accounting for ESOP Trusts' has also been adopted for the first time this year. As required by this UITF, own shares held by employee trusts have been reclassified from fixed asset investments to a reduction in shareholders' funds. This change has been accounted for as a prior year adjustment and previously reported figures have been restated accordingly. The cumulative effect of this adjustment on reserves as at 29 March 2003 was a reduction of £1.8m.

2. Turnover

Turnover (excluding sales taxes for international operations) is analysed as follows:-

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 As restated £m
UK Retail (incl. VAT)		
Clothing	4,032.6	3,976.5
Home	526.6	542.6
Foods	3,490.2	3,242.3
	8,049.4	7,761.4
Less : United Kingdom VAT	(755.7)	(734.3)
	7,293.7	**7,027.1**
International Retail		
Marks & Spencer branded businesses[1]	434.4	390.5
Kings Super Markets	243.4	271.6
	677.8	**662.1**
Total Retailing	**7,971.5**	**7,689.2**
Financial Services	330.0	329.9
Turnover from continuing operations	**8,301.5**	**8,019.1**

Turnover from continuing operations is analysed as follows:-		
United Kingdom	7,623.7	7,357.0
International	677.8	662.1
	8,301.5	**8,019.1**

[1]Marks & Spencer branded businesses within International Retail consists of Republic of Ireland, Hong Kong and sales to franchise operations.
The value of goods exported from the UK, including shipments to overseas subsidiaries, amounted to £293.0m (last year £271.6m).

3. Operating profit

Operating profit arises as follows:-

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 As restated £m
UK Retail		
Before exceptional operating charges	768.0	643.8
Exceptional operating charges	(42.1)	(43.9)
	725.9	599.9
International Retail		
Marks & Spencer branded businesses	44.2	34.9
Kings Super Markets	3.2	7.9
	47.4	42.8
Total Retailing	**773.3**	**642.7**
Financial Services	50.6	86.4
Operating profit from continuing operations	**823.9**	**729.1**

Geographical analysis of operating profit from continuing operations:-

United Kingdom	776.5	686.3
International	47.4	42.8
	823.9	729.1

4. Interest charged to cost of sales

Financial Services operating profit is stated after charging £77.0m (last year £85.7m) of interest to cost of sales. This interest represents the cost of funding the Financial Services business as a separate segment, including both intra group interest and third party funding. The amount of third party interest payable by the Group amounted to £136.1m (last year £137.0m).

5. Exceptional items

A. Operating exceptional items

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 £m
Head office relocation	19.6	7.6
Head office restructuring programme	22.5	-
Restructuring of general merchandise logistics operations	-	36.3
Exceptional operating charges	**42.1**	**43.9**

B. Non-operating exceptional items

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 £m
Profit on sale of property and other fixed assets	18.7	1.6
Loss on sale / termination of operations	(26.8)	(12.3)
Less provision made in 2001	26.8	10.8
Net loss on sale / termination of operations	-	(1.5)
Total non-operating exceptional income	**18.7**	**0.1**

6. Taxation

The pre-exceptional tax charge for the year was £242.0m, giving an effective tax rate of 30.1% (last year 28.7%). The tax effect of exceptional charges is to reduce this liability by £12.7m to £229.3m.

7. Earnings per share

The calculation of earnings per ordinary share is based on earnings after tax, minority interests and non-equity dividends of £549.3m (last year £500.5m), and on 2,266,684,389 ordinary shares (last year 2,293,929,979), being the weighted average number of ordinary shares in issue during the year ended 3 April 2004. The weighted average number of ordinary shares used in the calculation of diluted earnings per ordinary share is 2,282,138,258 ordinary shares (last year 2,322,924,309).

An adjusted earnings per share figure has been calculated in addition to the earnings per share required by FRS 14 and is based on earnings excluding the effect of the exceptional items. It has been calculated to allow the shareholders to gain a clearer understanding of the trading performance of the Group. Details of the adjusted earnings per share are set out below:-

	53 weeks ended 3 April 2004	52 weeks ended 29 March As restated 2003
Earnings per share	**24.2p**	**21.8p**
Exceptional operating charges	1.3p	1.5p
Profit on sale of property and other fixed assets	(0.8)p	(0.1)p

Loss on sale / termination of operations	-	0.1p
Adjusted earnings per share	**24.7p**	**23.3p**
53rd week	(1.3)p	-
Adjusted earnings per share - 52 week basis	**23.4p**	**23.3p**

8. Dividends

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 £m
On equity shares		
Ordinary - interim dividend of 4.4p per share (last year 4.0p per share)	99.5	91.8
Ordinary - final dividend of 7.1p per share (last year 6.5p per share)	160.7	147.4
	260.2	239.2
On non-equity shares		
B share - interim dividend at 2.73% (last year 3.32%)	1.6	4.6
B share - final dividend at 2.86% (last year 2.98%)	1.4	2.2
	3.0	6.8
	263.2	**246.0**

The Directors have proposed a final dividend of 7.1p per share (last year 6.5p per share). This makes a total ordinary dividend of 11.5p per share (last year 10.5p per share). The total cost of dividends on ordinary shares is £260.2m (last year £239.2m). The ordinary shares will be quoted ex dividend on 2 June 2004. The final dividend will be paid on 16 July 2004 to shareholders whose names are on the Register of Members at the close of business on 4 June 2004. Shareholders may choose to take this dividend in shares or in cash.

9. Analysis of cash flows given in the cash flow statement

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March As restated £m
Operating activities		
Operating profit	823.9	729.1
Exceptional operating charges (see note 5A)	42.1	43.9
Operating profit before exceptional charges	866.0	773.0
Depreciation	241.9	234.9
Decrease in working capital (see note i)	6.8	180.1
Net cash inflow before exceptional items	**1,114.7**	**1,188.0**
Exceptional operating cash outflow	(48.2)	(19.3)
Cash inflow from operating activities before contribution to the pension fund	**1,066.5**	**1,168.7**
Contribution to the pension fund	(400.0)	-
Cash inflow from operating activities	**666.5**	**1,168.7**

	53 weeks ended 3 April 2004 £m	52 weeks ended 29 March 2003 As restated £m
(i) Decrease in working capital		
Increase in stocks	(38.9)	(37.5)
(Increase) / decrease in customer advances	(436.5)	167.1
Increase in customer deposits	360.7	46.7
Increase / (decrease) in creditors	100.3	(5.8)
Other working capital movements	21.2	9.6
Net cash inflow from decrease in working capital	**6.8**	**180.1**

(ii) Management of liquid resources		
Increase in cash deposits treated as liquid resources	(65.5)	(14.6)
Net sale / (purchase) of government securities	44.6	(9.5)
Net purchase of listed investments	(67.9)	(24.3)
Net (purchase) / sale of unlisted investments	(0.2)	1.5
Cash outflow from increase in liquid resources	**(89.0)**	**(46.9)**

(iii) Financing		
Decrease in bank loans, overdrafts and commercial paper treated as financing	(22.3)	(125.1)
Issue / (redemption) of medium term notes	441.7	(308.4)
Redemption of securitised loan notes	(2.5)	(2.3)
(Decrease) / increase in other creditors treated as financing	(3.3)	4.4
Debt financing as shown in analysis of net debt	413.6	(431.4)
Purchase of own shares	(54.4)	(141.7)
Net purchase of own shares held by employee trusts	(3.6)	(0.8)
Redemption of B shares	(33.4)	(158.0)
Shares issued under employees' share schemes	24.8	19.6
Net cash inflow / (outflow) from increase / (decrease) in financing	**347.0**	**(712.3)**

10. Date of approval

The financial statements for the year ended 3 April 2004 were approved by the Directors on 24 May 2004.